                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                                NETRATINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   64116M-10-8
                                 (CUSIP Number)

                                 Earl H. Doppelt
                                    VNU, Inc.
                                  770 Broadway
                            New York, New York 10003
                                 (646) 654-5000
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2002
             (Date of Event Which Requires Filing of This Statement)
       ------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 8 Pages

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 64116M-10-8                                          PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON:  Nielsen Media Research, Inc.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  06-1450569
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        WC, AF
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
  NUMBER OF        None
   SHARES    -------------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER
  OWNED BY         20,832,080*
    EACH     -------------------------------------------------------------------
  REPORTING    9.  SOLE DISPOSITIVE POWER
   PERSON          None
    WITH     -------------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER
                   20,832,080*
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,832,080*
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.5%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

--------

* The number of shares beneficially owned includes 3,125 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details.

                                  SCHEDULE 13D

CUSIP NO. 64116M-10-8                                          PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON: ACNielsen Corporation
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  06-145128
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
  NUMBER OF        None
   SHARES    -------------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER
  OWNED BY         20,832,080**
    EACH     -------------------------------------------------------------------
  REPORTING    9.  SOLE DISPOSITIVE POWER
   PERSON          None
    WITH     -------------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER
                   20,832,080**
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,832,080**
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.5%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

--------

** The number of shares beneficially owned includes 3,125 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details.

                                  SCHEDULE 13D

CUSIP NO. 64116M-10-8                                          PAGE 4 OF 8 PAGES


--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON:  VNU N.V.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        BK
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
  NUMBER OF        None
   SHARES    -------------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER
  OWNED BY         20,832,080***
    EACH     -------------------------------------------------------------------
  REPORTING    9.  SOLE DISPOSITIVE POWER
   PERSON          None
    WITH     -------------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER
                   20,832,080***
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,832,080***
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.5%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------


--------

*** The number of shares beneficially owned includes 3,125 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details.

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 3 to the Schedule 13D, dated January 3, 2000, of VNU N.V. and Nielsen Media Research, Inc., as amended pursuant to Amendment No. 1 and Amendment No. 2 to the Schedule 13D of VNU N.V., Nielsen Media Research, Inc. and ACNielsen Corporation, is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of NetRatings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 890 Hillview Court, Suite 300, Milpitas, California 95035.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Schedule A is hereby amended and restated in its entirety in the form of Schedule A attached hereto, which Schedule A shall be substituted therefor. Such Schedule A sets forth, with respect to each executive officer and director of the Reporting Persons, such person's name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following sentence to the end thereof:

                  "Please see Item 4 with regard to the termination of the eRatings Merger Agreement."

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by adding the following paragraphs to the end thereof:

                  "On March 29, 2002, the Issuer and ACNielsen mutually agreed to terminate the eRatings Merger Agreement. As a consequence of such termination, the merger contemplated thereunder will not occur, ACNielsen will retain the shares of Class A Preferred Stock of eRatings held by it and ACNielsen will no longer receive any additional shares of Common Stock as previously contemplated by the eRatings Merger Agreement. In addition, as a result of the termination of the eRatings Merger Agreement, the Standstill Agreement described under Item 6 automatically terminates in accordance with its terms.

                  Notwithstanding the termination of the eRatings Merger Agreement, ACNielsen is continuing to evaluate the potential advantages of a consolidation of the Issuer's domestic service offerings with the international service offerings conducted by eRatings."

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  "(a) As of March 29, 2002, the Reporting Persons were the beneficial owners of 20,832,080 shares of Common Stock, constituting approximately 65.5% of the issued and outstanding shares of Common Stock outstanding as of such date based upon information obtained from the Issuer.

                  To the best of the knowledge of the Reporting Persons, the Related Persons are the beneficial owners, in the aggregate, of 8,375 shares of Common Stock, constituting less than 1% of the issued and outstanding shares of Common Stock as of March 29, 2002, as follows:

                  Name                                          Number of Shares
                  ----                                          ----------------
                  John A. Dimling                               3,500
                  Thomas Mastrelli                              0
                  Gerald S. Hobbs                               0
                  James O'Hara                                  0
                  David Schwartz-Leeper                         750
                  Susan Whiting                                 1,000
                  Piet A. W. Roef                               0
                  Peter A.F.W. Elverding                        0
                  Peter J. van Dun                              0
                  Aad G. Jacobs                                 0
                  Frank L.V. Meysman                            0
                  Lien M.W.M. Voz-van Gortel                    0
                  Joep L. Bretjens                              0
                  Rob F. van den Bergh                          0
                  Frans J.G.M. Cremers                          0
                  Michael P. Connors                            3,125
                  Earl H. Doppelt                               0
                  David H. Harkness                             0

                  (b) NMR directly owns 18,832,727 shares of the Common Stock of the Issuer. ACNielsen directly owns 1,996,228 shares of the Common Stock of the Issuer. VNU may be deemed to share voting and dispositive power with NMR and ACNielsen over the 18,832,727 and 1,996,228 shares of the Common Stock of the Issuer directly held by NMR and ACNielsen, respectively, and the 3,125 shares of Common Stock acquirable under the options described below, as a result of VNU's indirect ownership of 100% of the voting securities of each of NMR and ACNielsen.

                  Each of the Related Persons, except Michael P. Connors, who owns shares of the issuer described in response to Item 5(a) above, has sole and dispositive power over the shares of the Common Stock of the Issuer owned by such Related Person.

                  Mr. Connors, Vice Chairman of ACNielsen, is a director of the Issuer and holds options to acquire 5,000 shares of Common Stock of the Issuer. ACNielsen has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise thereof. Of these 5,000 shares, 3,125 are issuable upon exercise of options that are currently exercisable or which will become exercisable within 60 days after this filing and are therefore included in the information in Items 7 through 13 on the cover page hereof. The remaining 1,875 shares are not currently beneficially owned by Mr. Connors or ACNielsen for the purpose of
Section 13(d) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing.

                  (c) Other than as reported in Item 4, there were no transactions in the Common Stock that were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any Related Person, during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by adding the following paragraphs to the end thereof:

                  "As discussed in Item 4 above, on March 29, 2002, the eRatings Merger Agreement was terminated, resulting in the automatic termination by its terms of the Standstill Agreement and, accordingly, VNU's agreements thereunder with respect to shares of the Common Stock were terminated."

                                    SIGNATURE

                  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATED:  April 24, 2002


                                       NIELSEN MEDIA RESEARCH, INC.


                                       BY:    /s/  Susan Whiting
                                           -------------------------------------
                                           NAME:   SUSAN WHITING
                                           TITLE:  PRESIDENT AND CHIEF EXECUTIVE
                                                   OFFICER


                                       ACNIELSEN CORPORATION


                                       BY:    /s/  Earl H. Doppelt
                                           -------------------------------------
                                           NAME:   EARL H. DOPPELT
                                           TITLE:  EXECUTIVE VICE PRESIDENT AND
                                                   GENERAL COUNSEL


                                       VNU N.V.


                                       BY:    /s/  Michael Connors
                                           -------------------------------------
                                           NAME:   MICHAEL CONNORS
                                           TITLE:  EXECUTIVE DIRECTOR

                                   SCHEDULE A


i. DIRECTORS AND EXECUTIVE OFFICERS OF NMR - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

------------------------------------------------------------------------------------------------
                                                            PRESENT PRINCIPAL EMPLOYMENT, IF
NAME                     POSITION WITH NMR                  NOT STATED AT LEFT
------------------------------------------------------------------------------------------------
JOHN A. DIMLING          DIRECTOR
------------------------------------------------------------------------------------------------
THOMAS A. MASTRELLI      DIRECTOR                           CHIEF OPERATING OFFICER, VNU, INC.
------------------------------------------------------------------------------------------------
GERALD S. HOBBS          DIRECTOR                           CHAIRMAN OF THE BOARD OF DIRECTORS
                                                            AND CHIEF EXECUTIVE OFFICER, VNU,
                                                            INC.
------------------------------------------------------------------------------------------------
JAMES O'HARA             SENIOR VICE PRESIDENT AND CHIEF
                         FINANCIAL OFFICER
------------------------------------------------------------------------------------------------
SUSAN WHITING            PRESIDENT AND CHIEF EXECUTIVE
                         OFFICER
------------------------------------------------------------------------------------------------
DAVID SCHWARTZ-LEEPER    SENIOR VICE PRESIDENT AND
                         GENERAL COUNSEL
------------------------------------------------------------------------------------------------
DAVID H. HARKNESS        SENIOR VICE PRESIDENT
------------------------------------------------------------------------------------------------

ii. DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 177 BROAD STREET, STAMFORD, CT 06901, EXCEPT THAT THE BUSINESS ADDRESS OF THOMAS A. MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.

                                                            PRESENT PRINCIPAL EMPLOYMENT, IF
NAME                     POSITION WITH ACNIELSEN            NOT STATED AT LEFT
------------------------------------------------------------------------------------------------
THOMAS A. MASTRELLI      DIRECTOR                           CHIEF OPERATING OFFICER, VNU, INC.
------------------------------------------------------------------------------------------------
MICHAEL P. CONNORS       VICE CHAIRMAN                      CHAIRMAN AND CHIEF EXECUTIVE
                                                            OFFICER OF VNU MEDIA AND
                                                            INFORMATION GROUP (A DIVISION OF
                                                            VNU N.V.)
------------------------------------------------------------------------------------------------
EARL H. DOPPELT          EXECUTIVE VICE PRESIDENT AND       EXECUTIVE VICE PRESIDENT AND CHIEF
                         GENERAL COUNSEL                    LEGAL OFFICER OF VNU, INC.
------------------------------------------------------------------------------------------------

iii. DIRECTORS AND EXECUTIVE OFFICERS OF VNU - EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS, AND THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS

                                                                      PRESENT PRINCIPAL EMPLOYMENT, IF
NAME                              POSITION WITH VNU                   NOT STATED AT LEFT
----------------------------------------------------------------------------------------------------------
PIET A.W. ROEF                    CHAIRMAN OF THE SUPERVISORY
                                  BOARD
---------------------------------------------------------------------------------------------------------
AAD G. JACOBS                     VICE CHAIRMAN OF THE
                                  SUPERVISORY BOARD
----------------------------------------------------------------------------------------------------------
PETER J. VAN DUN                  SUPERVISORY DIRECTOR
---------------------------------------------------------------------------------------------------------
FRANK L.V. MEYSMAN (CITIZEN       SUPERVISORY DIRECTOR                DIRECTOR AND EXECUTIVE VICE
OF BELGIUM)                                                           PRESIDENT OF SARA LEE CORPORATION,
                                                                      CHICAGO, ILLINOIS (CONSUMER
                                                                      PRODUCTS)
----------------------------------------------------------------------------------------------------------
LIEN M.W.M. VOS-VAN GORTEL        SUPERVISORY DIRECTOR                MEMBER, COUNCIL OF STATE (THE
                                                                      NETHERLANDS)
---------------------------------------------------------------------------------------------------------
JOEP L. BRENTJENS                 SUPERVISORY DIRECTOR
---------------------------------------------------------------------------------------------------------
PETER A.F.W. ELVERDING            SUPERVISORY DIRECTOR
---------------------------------------------------------------------------------------------------------
ROB F. VAN DEN BERGH              CHAIRMAN OF THE EXECUTIVE BOARD
                                  OF DIRECTORS AND CHIEF EXECUTIVE
                                  OFFICER
---------------------------------------------------------------------------------------------------------
FRANS J.G.M. CREMERS              EXECUTIVE DIRECTOR AND CHIEF
                                  FINANCIAL OFFICER
---------------------------------------------------------------------------------------------------------
GERALD S. HOBBS (CITIZEN OF       EXECUTIVE DIRECTOR
USA)
---------------------------------------------------------------------------------------------------------
MICHAEL P. CONNORS (CITIZEN OF    EXECUTIVE DIRECTOR                  VICE CHAIRMAN OF ACNIELSEN
USA)                                                                  CORPORATION AND CHAIRMAN AND
                                                                      CHIEF EXECUTIVE OFFICER OF VNU
                                                                      MEDIA AND INFORMATION GROUP (A
                                                                      DIVISION OF VNU. N.V.)
---------------------------------------------------------------------------------------------------------